November 22, 2019

Wangchun Ye
Chairman and Chief Executive Officer
OneConnect Financial Technology Co., Ltd.
55F, Ping An Financial Center
No 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People's Republic of China

       Re: OneConnect Financial Technology Co., Ltd.
           Registration Statement on Form F-1
           Filed November 13, 2019
           File No. 333-234666

Dear Dr. Ye:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed November 13, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating Expenses, page 86

1. Please revise to include a narrative description and a discussion of significant fluctuations for all material components of your cost of revenue, research and development (R&D), sales and marketing (S&M) and general and administrative (G&A) expenses. For example, with respect to cost of revenue, please include a description of technology service fee expense and business origination fee expense, and address the fluctuations in these amounts from period-to-period. Similarly, disclose quantitative information and a
 Wangchun Ye
FirstName LastNameWangchun YeCo., Ltd.
OneConnect Financial Technology
Comapany 22, 2019
November NameOneConnect Financial Technology Co., Ltd.
Page 2
November 22, 2019 Page 2
FirstName LastName
         discussion of trends in each component of R&D, S&M and G&A expenses, as appropriate. In addition, we note from your disclosure on page 132 that you also earn revenue from business origination services. Please revise to clarify what constitutes business origination services revenue versus expense, how these relate and how you account for these transactions.
Business
Our Solutions
Blockchain network-as-a-service, page 139

2. We note that you have moved the discussion of your blockchain network-as-a-service solution from the section discussing your yet-to-be launched solutions to the section discussing your current solutions. Please revise to disclose whether you have customers currently using this solution and whether you have generated any revenue from it at this time.
Description of American Depositary Shares
Governing Law, page 205

3. We note that claims against or involving the depositary brought by ADR holders or beneficial owners and arising out of or based upon the deposit agreement may only be instituted in a state or federal court in New York, New York. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also add related risk factor disclosure.
4. We note that the depositary is entitled to refer any dispute for final settlement by arbitration in accordance with the Commercial Arbitration Rules of the American
         Arbitration Association. Please disclose whether this arbitration provision applies to claims under the federal securities laws and whether arbitration is the exclusive means of resolving disputes. Please revise to disclose the materials risks to and other impacts on shareholders associated with this provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Wangchun Ye
OneConnect Financial Technology Co., Ltd.
November 22, 2019
Page 3

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameWangchun Ye
                                                    Division of Corporation
Finance
Comapany NameOneConnect Financial Technology Co., Ltd.
                                                    Office of Technology
November 22, 2019 Page 3
cc:       Shuang Zhao, Esq.
FirstName LastName